Filed Pursuant to Rule 424(b)(2)
Registration No. 333-133007
January 30, 2008
HSBC USA INC.
Reverse Convertible Notes Linked to an
Equally Weighted Basket of Equities

PRICING SUPPLEMENT
(To the Prospectus dated April 5, 2006,
the Prospectus Supplement dated October 12, 2007,
the Prospectus Addendum dated December 12, 2007, and
the Product Supplement dated October 23, 2007)

Terms used in this pricing supplement are described or defined in the product supplement, prospectus supplement and prospectus. The notes offered will have the terms described in the product supplement, prospectus supplement and the prospectus. The notes are not principal protected, and you may lose some or all of your principal.

This pricing supplement relates to one note offering linked to the performance of an equally-weighted basket of four reference assets. The purchaser of a note will acquire a security linked to an equally-weighted basket of four reference assets as further described herein. Although the offering relates to the performance of an equally-weighted basket of four reference assets, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference assets or as to the suitability of an investment in the related notes. The following key terms relate to this notes offering:

•  Aggregate Principal Amount: $800,000.00
•  Principal Amount: $1,000.00 per note
•  Offering Period End Date: January 28, 2008 at 4:00 pm, New York City time
•  Initial Public Offering Price: 100 per cent
•  Initial Valuation Date: January 28, 2008
•  Issue Date: January 31, 2008
•  Final Valuation Date: July 28, 2008, subject to adjustment as described herein.
•  Maturity Date: 3 business days after the final valuation date and is expected to be July 31, 2008.
•  Interest Payment Dates: The last calendar day of each month following the issue date (or, if that day is not a business day, the following business day), commencing on February 29, 2008 and ending on, and including, the maturity date.

•  Initial Price: With respect to each reference asset, the applicable market price (as described herein) on the initial valuation date.
•  Reference Shares Amount: With respect to each reference asset, an amount in cash equal to the product of (i) the reference shares of such reference asset and (ii) the final price of such reference share.
•  Interest Rate (Per Annum): 22.75%
•  Agent’s Discount or Commission / Total(1): 1.50% / $12,000.00
•  Proceeds To Us / Total: 98.50% / $788,000.00
•  Term of Notes: 6 months
•  Cusip: 4042K0 JA4
•  ISIN: US4042K0 JA43
•  Listing: The notes will not be listed on any U.S. securities exchange or quotation system.

REFERENCE ASSETS/ REFERENCE ISSUERS (TICKER)	INITIAL PRICE(2)	BARRIER LEVEL	BARRIER PRICE(3)	WEIGHTING	CASH DELIVERY AMOUNTS (FOR EACH $1,000 OF NOTES)(4)	REFERENCE SHARES (FOR EACH $1,000 OF NOTES) (5)
GENERAL MOTORS CORPORATION (GM)	$26.53	60.00%	$15.9180	25.00%	$250.00	9.4233
NutriSystem, Inc. (NTRI)	$24.72	60.00%	$14.8320	25.00%	$250.00	10.1133
Federal National Mortgage Association (FNM)	$33.04	60.00%	$19.8240	25.00%	$250.00	7.5666
MASSEY ENERGY COMPANY (MEE)	$36.64	60.00%	$21.9840	25.00%	$250.00	6.8231
(1)	Agent's discount may vary but will be no more than the amount listed in “Agent's Discount or Commission per Note / Total,” above.
(2)	With respect to each reference asset, the initial price represents the applicable market price (as described herein) on the initial valuation date.
(3)
With respect to each reference asset, the barrier prices represents the product of the applicable barrier level for that reference asset multiplied by the applicable initial price of that reference asset.

(4)	With respect to a reference asset, the cash delivery amount is a cash payment equal to the product of (i) the principal amount multiplied by (ii) the weighting of such reference asset.
(5)
With respect to a reference asset, the reference shares of such reference asset is expressed in physical shares of such reference asset and calculated by the calculation agent by dividing the principal amount of each note by the initial price of such reference asset, and multiplying that quotient by the weighting of such reference asset.

See “Risk Factors” in this pricing supplement beginning on page PR-3, in the product supplement beginning on page PS-3 and in the prospectus supplement beginning on page S-3 for a description of risks relating to an investment in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

CALCULATION OF REGISTRATION FEE

TITLE OF CLASS OF SECURITIES OFFERED	MAXIMUM AGGREGATE OFFERING PRICE	AMOUNT OF REGISTRATION FEE (6)
Reverse Convertible Notes linked to an Equally Weighted Basket of Equities due July 31, 2008	$800,000.00	$31.44
(6) Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended

HSBC SECURITIES (USA) INC. January 30, 2008

TABLE OF CONTENTS

Page

GENERAL TERMS	PR-3

RISK FACTORS	PR-3

SUMMARY	PR-4

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	PR-5

INFORMATION REGARDING REFERENCE ISSUERS AND REFERENCE ASSETS	PR-5

GENERAL TERMS

This pricing supplement relates to one note offering linked to the performance of an equally-weighted basket of four reference assets identified on the cover page. The purchaser of a note will acquire a security linked to the performance of an equally weighted basket of four reference assets as further described herein. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates only to the reference assets identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the reference assets or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 5, 2006, the prospectus supplement dated October 12, 2007, the prospectus addendum dated December 12, 2007 and the product supplement dated October 23, 2007. You should carefully consider, among other things, the matters set forth in ”Risk Factors” beginning on page PR-3 of this document, PS-3 of the product supplement and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

RISK FACTORS

The following highlights some, but not all, of the risk considerations relevant to investing in a note. Investing in the notes is not equivalent to investing directly in the reference assets. We urge you to read the section “Risk Factors” beginning on page PS-3 of the product supplement and page S-3 of the prospectus supplement. As you review “Risk Factors” in the prospectus supplement, you should pay particular attention to the following sections:

• “— Risks Relating to All Note Issuances”; and

• “— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset”.

1.  The notes are not principal protected and you may lose some or all of your principal.

The principal amount of your investment is not protected and you may receive less, and possibly significantly less, than the amount you invested, if, with respect to any reference asset, both of the following are true: (a) between the initial valuation date and the final valuation date, inclusive, the market price (as defined below) of such reference asset on any day is below its respective barrier price and (b) the final price of such reference asset is lower than its initial price. If the above two conditions are true with respect to any reference asset, at maturity and for each $1,000 of notes, you will receive the reference shares amount for such reference asset.

For each $1,000 of notes and with respect to any reference asset, you will receive a cash delivery amount (as defined below) relating to such reference asset if, and only if, either of the following is true: (a) the final price of such reference asset is equal to or greater than the initial price of such reference asset or (b) between the initial valuation date and the final valuation date, inclusive, the market price of such reference asset never falls below its respective barrier price on any day.

If you receive the reference shares amount(s) (as defined below) with regard to one or more reference assets at maturity, the amount you will receive at maturity per note will be less than the principal amount of your note and may be zero. Accordingly, you may lose up to the entire principal amount of each note you purchase.

In respect of each reference asset, you will receive either a cash delivery amount or a reference shares amount relating to such reference asset. Thus, because the notes are linked to the performance of four reference assets in an equally-weighted basket, the total payment at maturity may consist of cash delivery amounts, reference shares amounts or a combination of cash delivery amount(s) and reference shares amount(s).

We cannot predict the final price of any reference asset on the final valuation date.

You may lose some or all of your principal if you invest in the notes.

2.  You are exposed to the risks of each reference asset.

Your total payment at maturity depends on the performance of each of the four reference assets in an equally-weighted basket. You should therefore be prepared to be equally exposed to the risks related to each of the reference assets. Poor performance by any one of the reference assets over the term of notes may negatively affect the amount and form of your total payment at maturity and will not be offset or mitigated by positive performance by any of the other reference assets.

3.  You will not participate in any appreciation in the value of any reference asset.

You will not participate in any appreciation in the value of any reference asset. If the final price of any reference asset is greater than the initial price of such reference asset, the sum of any interest payments you receive during the term of the notes and the cash delivery amount you receive with respect to such reference asset at maturity will not reflect the positive performance of such reference asset or any appreciation in the values of the other reference assets. Under no circumstances, regardless of the extent to which the value of any reference asset appreciates, will your return exceed the interest rate specified on the cover page. Therefore, you may earn significantly less by investing in the notes than you would have earned by investing directly in one or more of the reference assets.

4.  Risks relating to the reference assets.

The notes are subject to the risks of any investment in common stocks, including the risk that the prices of the stocks may decline. Any of the following factors may have a negative effect on the value of any reference asset and thus adversely affect the trading value of the notes. The following is a list of some of the significant risks associated with a reference asset:

•  Historical performance of any reference asset does not indicate future performance of such reference asset. It is impossible to predict whether the value of any reference asset will rise or fall during the term of the notes; and

•  The trading price of any reference asset will be influenced by political, economic, financial, market and other factors. It is impossible to predict what effect these factors will have on the value of any reference asset.

5.  Because the tax treatment of the notes is uncertain, the material U.S. federal income tax consequences of an investment in the notes are uncertain.

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain, as to both the timing and character of any inclusion in income in respect of your note. Because of this uncertainty, we urge you to consult your tax advisor as to the tax consequences of your investment in a note. For a more complete discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under “Certain U.S. Federal Income Tax Considerations” beginning on page PR-5 of this pricing supplement and “Certain U.S. Federal Income Tax Considerations - Certain Equity-Linked Notes - Certain Notes Treated as a Put Option and a Deposit” in the prospectus supplement.

Please note that the prospectus, prospectus supplement, product supplement, prospectus addendum and this pricing supplement do not describe all the risks of an investment in the notes. We urge you to consult your own financial and legal advisors as to the risks entailed by an investment in the notes.

SUMMARY

Payment at Maturity

Your total payment at maturity for each note you hold will depend on the performance of the reference assets between the initial valuation date and the final valuation date, inclusive.

For each $1,000 of notes and with respect to any reference asset, you will receive a reference shares amount if both of the following are true: (a) the final price of such reference asset is lower than the initial price of such reference asset and (b) between the initial valuation date and the final valuation date, inclusive, the market price of such reference asset on any day is below its respective barrier price.

For each $1,000 of notes and with respect to any reference asset, you will receive a cash delivery amount relating to such reference asset if, and only if, either of the following is true: (a) the final price of such reference asset is equal to or greater than the initial price of such reference asset or (b) between the initial valuation date and the final valuation date, inclusive, the market price of such reference asset never falls below its respective barrier price on any day.

In respect to a reference asset, you will receive either a cash delivery amount or a reference shares amount relating to such reference asset. Thus, because the notes are linked to the performance of four reference assets in an equally-weighted basket, your total payment at maturity may consist of cash delivery amounts, reference shares amounts or a combination of cash delivery amount(s) and reference shares amount(s).

For any reference asset, if the final valuation date is not a scheduled trading day, the final price of such reference asset will be determined on the following day that is a scheduled trading day.

As described in the product supplement, on any scheduled trading day on which the value of a reference asset must be calculated by the calculation agent, (i) if the relevant exchange is the NASDAQ Stock Market (“NASDAQ”), the market price of such reference asset will be the NASDAQ official closing price (NOCP) or (ii) if the NASDAQ is not the relevant exchange, the market price of such reference asset will be the official closing price of the relevant exchange, in each case as of the close of the regular trading session of such exchange and as reported in the official price determination mechanism for such exchange. If a reference asset is not listed or traded as described above for any reason other than a market disruption event, then the market price for such reference asset on any scheduled trading day will be the average, as determined by the calculation agent, of the bid prices for such reference asset obtained from as many dealers in such reference asset selected by the calculation agent as will make those bid prices available to the calculation agent. The number of dealers need not exceed three and may include the calculation agent or any of its or our affiliates.

In the event that the maturity date is postponed or extended as described under “Specific Terms of the Notes - Maturity Date” in the product supplement, the related payment of principal will be made on the postponed or extended maturity date.

Cash Delivery Amount

With respect to a reference asset, the cash delivery amount is a cash payment equal to the product of (i) the principal amount multiplied by (ii) the weighting of such reference asset as described on the front cover.

Reference Shares Amount

With respect to a reference asset, you will receive an amount in cash referred to as the “reference shares amount”. The reference shares amount with respect to a reference asset will be equal to the product of (i) the reference shares of such reference asset multiplied by (ii) the final price of such reference asset. The reference shares amount with respect to any reference asset, the initial price of any reference asset and other amounts may change due to corporate actions.

Reference Shares

With respect to a reference asset, reference shares will be expressed in shares of such reference asset and calculated by the calculation agent by dividing the principal amount of each note by the initial price of such reference asset, and multiplying that quotient by the weighting of such reference asset.

Interest

The notes will pay interest at the interest rate specified on the front cover of this pricing supplement, and interest payments will be made on the interest payment dates specified on the front cover of this pricing supplement. However, if the first interest payment date is less than 15 days after the date of issuance, interest will not be paid on the first interest payment date, but will be paid on the second interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months. For more information, see “Description of the Notes - Fixed Rate Notes” in the prospectus supplement.

Market Disruption Event

To the extent a market disruption event exists on a day on which the final price of a reference asset is to be determined, the market price of such reference asset will be determined on the first following scheduled trading day on which a market disruption event does not exist with respect to such reference asset; provided that if a market disruption event exists with respect to such reference asset on five consecutive scheduled trading days, that fifth scheduled trading day shall be the final valuation date, and the calculation agent shall determine the final price of such reference asset on such date. For the avoidance of doubt, if no market disruption event exists with respect to a reference asset on the final valuation date, the determination of the final price of such reference asset will be made on the originally scheduled final valuation date, irrespective of the existence of a market disruption event with respect to one or more of the other reference assets.

The term “market disruption event” is described and defined in the product supplement.

The calculation agent will notify the noteholders of the existence of a market disruption event with respect to a reference asset on any day that but for the occurrence or existence of a market disruption event would have been the final valuation date.

Merger Event and Tender Offer

If a merger event or tender offer occurs with respect to any reference asset and any distributions of property (other than the publicly quoted new shares that are traded or listed on the New York Stock Exchange, the American Stock Exchange, NASDAQ or their successors in interest) are made on the shares of such reference asset, in whole or in part, then the calculation agent shall accelerate the maturity date to the day which is five business days after the approval date. On the accelerated maturity date, we shall pay to each holder of a note the total payment at maturity, which may consist of cash delivery amounts, reference shares amounts or a combination of cash delivery amount(s) and reference shares amount(s), provided that the final price of that reference asset subject to a merger event or tender offer will be deemed to be the value of all consideration received (or that would be received) in respect of that event, and the final valuation date will be deemed to be the approval date and the relevant period with respect to any interest payment shall be deemed to end on and include the approval date. The calculation agent shall adjust the payment at maturity for the value of the imbedded options that would preserve for a holder of notes the economic equivalent of any remaining payment obligations with respect to the notes hereunder. In addition, on the accelerated maturity date, the final prices for the other reference assets shall be the market prices of such reference assets on the accelerated final valuation date referred to above.

Share Delisting, Nationalization, Insolvency

If a nationalization, insolvency or share delisting occurs with respect to any reference asset, the calculation agent shall accelerate the maturity date to the day which is five business days after the announcement date. On the accelerated maturity date, the issuer shall pay to each noteholder the total payment at maturity, which may consist of cash delivery amounts, reference shares amounts or a combination of cash delivery amount(s) and reference shares amount(s), provided that the final price of each reference asset will be deemed to be the market price of such reference asset on the scheduled trading day immediately prior to the announcement date. In addition, the calculation agent shall adjust the payment at maturity for the value of the imbedded options that would preserve for a holder of notes the economic equivalent of any remaining payment obligations with respect to the notes hereunder.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider, among other things, the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes.

There are no regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes. Under one reasonable approach, each note should be treated for federal income tax purposes as one or more put options written by you (the “Put Option”) that permits us to “cash settle” the Put Option (i.e., require you to pay us at the maturity date the difference between the value of the reference asset at such time and the Deposit multiplied by the weighting of such reference asset), and a deposit with us of cash in an amount equal to the principal amount you invested (the “Deposit”) to secure your potential obligations under the Put Option. We intend to treat the notes consistent with this approach. However, other reasonable approaches are possible Pursuant to the terms of the notes, you agree to treat the notes as cash deposits and put options with respect to the reference asset for all U.S. federal income tax purposes. We also intend to treat the Deposits as “short-term obligations” for U.S. federal income tax purposes. Please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes-Short-Term Debt Instruments” in the prospectus supplement for certain U.S. federal income tax considerations applicable to short-term obligations.

As described in the prospectus supplement under “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit,” for purposes of dividing the 22.75 per cent (per annum) interest rate on the notes among interest on the Deposit and Put Premium, 2.93 per cent constitutes interest on the Deposit and 19.82 per cent constitutes Put Premium.

If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the notes, the timing and character of income on the notes might differ. We do not plan to request a ruling from the IRS regarding the tax treatment of the notes, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.

INFORMATION REGARDING REFERENCE ISSUERS AND REFERENCE ASSETS

All information on the reference assets and the reference issuers is derived from publicly available information. Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act by a company issuing a reference asset can be located by reference to the SEC file number specified in the description of each reference asset below. We make no representation that these publicly available documents are accurate or complete. For more information, we urge you to read the section “Information Regarding the Reference Asset and the Reference Asset Issuer” in the product supplement.

Historical Performance of the Reference Assets

The description below of each reference asset includes a table that sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices, of the respective reference asset for each quarter in the period from January 1, 2005 through December 31, 2007 and for the period from January 2, 2008 through January 28, 2008. We obtained the data in these tables from Bloomberg Financial Service, without independent verification by us. All historical prices are denominated in USD and rounded to the nearest penny. Historical prices of each reference asset should not be taken as an indication of future performance of such reference asset.

ILLUSTRATIVE EXAMPLES

The examples are provided for illustration purposes only and are hypothetical; they do not purport to be representative of every possible scenario concerning increases or decreases in the final prices of reference assets relative to their respective initial prices. We cannot predict the final price of any reference asset on the final observation date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical initial prices, barrier prices and final prices of the reference assets used in the illustrations below are not the actual initial prices, barrier prices and final prices of the reference assets. In addition, the examples assume that the reference assets have no dividend yield. You should not take these examples as an indication or assurance of the expected performance of the reference assets. The hypothetical total value of Cash Delivery Amounts is rounded to the nearest dollar. The hypothetical total payment at maturity in both example 1 and example 2 below does not include interest payment(s).

The following examples indicate how the total payment at maturity would be calculated with respect to a hypothetical $1,000 investment in a note and illustrate that the total payment at maturity may consist of cash delivery amounts, reference shares amounts or a combination of cash delivery amount(s) and reference shares amount(s). These examples assume that the note is held to maturity. The total payment at maturity received by investors will depend on several factors, including, but not limited to, with respect to a reference asset (i) whether the market price of such reference asset is below its respective barrier price on any day between the initial valuation date and the final valuation date, inclusive, and (ii) the final price of such reference asset. The following is a general description of how the hypothetical total payment at maturity was determined:

•  With respect to a reference asset if (a) the final price of such reference asset is equal to or greater than the initial price of such reference asset or (b) between the initial valuation date and the final valuation date, inclusive, the market price of such reference asset never falls below its respective barrier price on any day, you will receive a cash delivery amount relating to such reference asset; or

•  With respect to a reference asset if (a) the final price of a reference asset is lower than the initial price of such reference asset and (b) between the initial valuation date and the final valuation date, inclusive, the market price of such reference asset on any day is below its respective barrier price, you will receive a reference shares amount relating to such reference asset.

Example 1 : Four reference assets experience increases and the other reference asset experiences a decrease in their respective final prices relative to their respective initial prices, but the market price of each reference asset was never below its respective barrier price on any day between the initial valuation date and final valuation date, inclusive. Therefore, an investor in notes would receive the cash delivery amount with respect to each reference asset.

REFERENCE ASSET	INITIAL PRICE	BARRIER PRICE EVER REACHED	FINAL PRICE	WEIGHTING	CASH DELIVERY AMOUNT	REFERENCE SHARES AMOUNT
GENERAL MOTORS CORPORATION (GM)	$26.53	No	$30.20	25.00%	$250.00	N/A
NutriSystem, Inc. (NTRI)	$24.72	No	$21.22	25.00%	$250.00	N/A
Federal National Mortgage Association (FNM)	$33.04	No	$40.05	25.00%	$250.00	N/A
MASSEY ENERGY COMPANY (MEE)	$36.64	No	$35.66	25.00%	$250.00	N/A
Total Value of Cash Delivery Amounts and Total Value of Reference Shares Amounts					$1000.00	N/A
Dollar Value of Total Payment at Maturity					$1,000.00

Example 2: Three reference assets experience increases and two reference assets experience decreases in their respective final prices relative to their respective initial prices, but the market prices of some reference assets fell below their respective barrier prices on any day between the initial valuation date and final valuation date, inclusive. Therefore, an investor in notes would receive a combination of cash delivery amounts with respect to three reference assets and reference shares amounts with respect to two reference assets.

REFERENCE ASSET	INITIAL PRICE	BARRIER PRICE EVER REACHED	FINAL PRICE	WEIGHTING	CASH DELIVERY AMOUNT	REFERENCE SHARES AMOUNT
GENERAL MOTORS CORPORATION (GM)	$26.53	Yes	$30.00	20.00%	$250.00	N/A
NutriSystem, Inc. (NTRI)	$24.72	No	$35.01	20.00%	$250.00	N/A
Federal National Mortgage Association (FNM)	$33.04	No	$36.50	20.00%	$250.00	N/A
MASSEY ENERGY COMPANY (MEE)	$36.64	Yes	$19.78	20.00%	N/A	$134.96
Total Value of Cash Delivery Amounts and Total Value of Reference Shares Amount					$750.00	$134.96
Dollar Value of Total Payment at Maturity					$884.96

GENERAL MOTORS CORPORATION (GM)

Description of General Motors Corporation

According to publicly available information, General Motors Corporation (“General Motors”) manufactures and sells vehicles worldwide under various brand names. General Motors also has financing and insurance operations. In addition, General Motors produces products and provides services in other industries, such as wireless communications.

On November 7, 2007, General Motors reported a net loss of $39 billion (including Allison Transmission, which is classified as a discontinued operation), or $68.85 per diluted share, for the third quarter of 2007, compared with a reported net loss of $147 million, or $.26 per diluted share, in the year-ago quarter. Special items included a net non-cash charge of $38.6 billion due to a valuation allowance against deferred tax assets related to operations in the U.S., Canada and Germany as required under SFAS No. 109, Accounting for Income Taxes. Also included was a favorable $3.5 billion after-tax gain on the sale of the Allison Transmission business in August 2007, for which General Motors received $5.4 billion in proceeds. General Motors also had special charges of $1.6 billion in pension service costs related to prior labor agreements, $0.4 billion associated with restructuring actions and $0.4 billion related to an adjustment to the Delphi reserve.

General Motors’ SEC file number is 001-0143.

Historical Performance of General Motors

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2005	40.77	28.00	29.39
June 30, 2005	36.64	24.68	34.00
September 30, 2005	37.69	30.21	30.61
December 30, 2005	31.50	18.34	19.42
March 31, 2006	24.59	18.47	21.27
June 30, 2006	30.42	19.00	29.79
September 29, 2006	33.62	27.12	33.26
December 31, 2006	36.54	28.49	30.72
March 30, 2007	37.24	28.81	30.64
June 29, 2007	38.66	28.86	37.80
September 28, 2007	38.27	29.10	36.70
December 31, 2007	43.02	24.50	24.89
January 2, 2008 through January 28, 2008	26.71	21.34	26.53

NUTRISYSTEM, INC. (NTRI)

Description of NutriSystem, Inc.

According to publicly available information, NutriSystem, Inc. (“Nutrisystem”) provides weight management and fitness products and services in the United States and Canada. Nutrisystem’s weight management program consists of a pre-packaged food program and counseling. Nutrisystem’s pre-packaged food program consists of approximately 130 portion-controlled food items with carbohydrates, proteins, and fats under the brand name “NutriSystem Nourish”. Nutrisystem’s monthly food packages contain a 28-day supply of breakfasts, lunches, dinners, and desserts, which its customers supplement with fresh milk, fruit, and vegetables.

The common stock of Nutrisystem commenced trading on the relevant exchange in the second quarter of 2005; thus, the below historical prices of common stock of Nutrisystem started in the second quarter of 2005.

Nutrisystem’s SEC file number is 0-28551.

Historical Performance of Nutrisystem

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2005	N/A	N/A	N/A
June 30, 2005	15.00	13.00	14.76
September 30, 2005	25.25	14.52	25.02
December 30, 2005	44.15	25.30	36.02
March 31, 2006	50.00	33.91	47.52
June 30, 2006	76.33	44.14	62.13
September 29, 2006	68.11	45.46	62.29
December 31, 2006	76.19	58.45	63.39
March 30, 2007	68.24	40.82	52.41
June 29, 2007	70.00	52.07	69.84
September 28, 2007	74.09	46.50	46.89
December 31, 2007	50.00	21.01	26.98
January 2, 2008 through January 28, 2008	28.73	19.90	24.72

FEDERAL NATIONAL MORTGAGE ASSOCIATION (FNM)

Description of Federal National Mortgage Association

According to publicly available information, Federal National Mortgage Association (“Fannie Mae”) provides funds to mortgage lenders through the purchase of mortgage assets, and issues and guarantees mortgage-related securities that facilitate the flow of funds into the mortgage market in the United States. Fannie Mae operates in three segments: Single-Family Credit Guaranty, Housing and Community Development, and Capital Markets. The Single-Family Credit Guaranty segment securitizes single-family mortgage loans and facilitates the purchase of single-family mortgage loans for the company's mortgage portfolio. The Housing and Community Development segment securitizes multifamily mortgage loans and facilitates the purchase of multifamily mortgage loans for the company's mortgage portfolio. The Capital Markets segment manages the company's investment activity in mortgage loans and mortgage-related securities.

On November 9, 2007, Fannie Mae reported results for the first, second and third quarters of 2007 in its quarterly reports with the SEC. In the first three quarters of 2007, net income was $1.5 billion, compared with $3.5 billion in the first three quarters of 2006. Results for the first three quarters of 2007 reflect worsening housing market conditions, volatility in the credit markets in the third quarter, and compression in net interest yield, each of which affected net income.

Fannie Mae’s SEC file number is 0-50231.

Historical Performance of Fannie Mae

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2005	71.70	53.72	54.45
June 30, 2005	61.66	49.75	58.40
September 30, 2005	60.21	41.50	44.82
December 30, 2005	50.79	41.44	48.81
March 31, 2006	58.60	48.41	51.40
June 30, 2006	54.50	46.17	48.10
September 29, 2006	56.31	46.30	55.91
December 31, 2006	62.30	54.40	59.39
March 30, 2007	60.44	51.88	54.58
June 29, 2007	69.94	53.30	65.33
September 28, 2007	70.57	56.20	60.81
December 31, 2007	68.60	26.85	39.98
January 2, 2008 through January 28, 2008	40.00	29.14	33.04

MASSEY ENERGY COMPANY (MEE)

Description of MASSEY ENERGY COMPANY

According to publicly available information, MASSEY ENERGY COMPANY (“Massey”), through its subsidiaries, engages in the production, processing, and sale of bituminous coal of steam and metallurgical grades through its processing and shipping centers called resource groups. These resource groups or mining complexes blend, process, and ship coal that is produced from one or more mines. Massey sells its steam coal to utility and industrial clients as fuel for power plants. Massey’s metallurgical coal is used to make coke for use in the manufacture of steel. Massey also operates material handling facilities and a synfuel production plant..

Massey’s SEC file number is 1-7775.

Historical Performance of Massey

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2005	46.60	31.80	40.04
June 30, 2005	42.15	34.86	37.72
September 30, 2005	57.00	37.76	51.07
December 30, 2005	52.57	36.65	37.87
March 31, 2006	41.51	33.10	36.07
June 30, 2006	44.34	32.15	36.00
September 29, 2006	37.05	18.77	20.94
December 31, 2006	27.98	19.31	23.23
March 30, 2007	26.35	21.57	23.99
June 29, 2007	30.73	24.00	26.65
September 28, 2007	26.80	16.02	21.82
December 31, 2007	37.98	21.50	35.75
January 2, 2008 through January 28, 2008	37.27	26.69	36.64